

December 21, 2023

Bryan Langley
Executive Vice President and Chief Financial Officer
Floor & Decor Holdings, Inc.
2500 Windy Ridge Parkway SE
Atlanta, GA 30339

> **Re: Floor & Decor Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 29, 2022**
> **Form 10-Q for Fiscal Quarter Ended September 28, 2023**
> **File No. 001-38070**

Dear Bryan Langley:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 29, 2022

Notes to Consolidated Financial Statements
Note 2. Revenue
Disaggregated Revenue, page 73

1. Please explain to us your consideration of disclosing disaggregated revenue by customer type as we note you discuss sales trends for Pros, Do-It-Yourself (DIY), and Buy-It-Yourself (BIY) customers in your quarterly earnings calls with analysts. Refer to ASC 606-10-50-5 and 50-6 and ASC 606-10-55-89 through 55-91.

Form 10-Q for Fiscal Quarter Ended September 28, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Gross Profit and Gross Profit Margin, page 23

2.   Please provide a separate discussion and analysis of cost of sales if changes in amounts are material. In your disclosure, consider discussing and quantifying components of costs of sales to the extent material to the change in cost of sales between periods. Refer to Item 303(c)(2) of Regulation S-K. This comment also applies to your annual reporting, if material.

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Robert Shapiro at 202-551-3273 or Theresa Brillant at 202-551-3307 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services